Via Facsimile and U.S. Mail
Mail Stop 4720

July 13, 2009

Mr. Brian W. Nocco
Executive Vice President and Chief Financial Officer
XL Capital Ltd.
XL House,
One Bermudiana Road
Hamilton, Bermuda HM 11

Re: XL Capital Ltd.
Form 10-K for the Year Ended December 31, 2008
Filed on March 2, 2009
Schedule 14A
Filed on March 9, 2009
File No. 001-10804

Dear Mr. Nocco:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of financial condition and results of operations

Critical Accounting Policies and Estimates, page 76

1. Your discussion of the prior period development movements on pages 16, 17, 71, in the segment operating results starting on page 93 and in other parts of your document does not appear to address in all cases the underlying reasons for the prior period reserve developments. Explaining developments as due to "lower than expected reported loss activity and favorable reserve development in global property lines of business as a result of favorable claim development" or to "a reduction in estimated ceded IBNR following reserve reviews in these lines" does not appear to be sufficiently informative. Please revise your disclosure to discuss the underlying reasons for the adverse and favorable prior period reserve developments. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

3. Fair Value measurements, page 164

2. Please revise your tabular disclosure of the changes in your Level 3 assets and liabilities on page 165 to present the transfers in and out on a gross basis. For transfers in, discuss the specific inputs that became unobservable and whether a change in methodology resulted in the transfer.

4. Syncora Holdings Ltd ("Syncora"), page 168

3. Explain why the loss incurred related to the Master Agreement with Syncora was not included in the line "Net losses and loss expenses incurred" on the statement of income. Tell us where you reported other items related to commutations, reinsurance and guarantee arrangements with Syncora and other parties.

18. Off-Balance Sheet Arrangements, page 207

4. It appears based on your disclosure on page 127 that you utilize variable interest entities that are not required to be consolidated. Please refer to Item 303(a)(4) of Regulation S-K regarding disclosures of off-balance sheet arrangements. For your non-consolidated variable interest entities such as your CDOs, Stoneheath Re,

Primus and others as applicable, please revise your disclosure in MD&A to address these items:

- Discuss the nature of your variable interest in the non-consolidated variable interest entities, how your investment management fees are structured, and how you determined that you are not the primary beneficiary under FIN 46(r);
- Discuss the reason for consolidating some variable interest entities but not others, should that be the case.
- Categories and rating of assets they hold;
- Weighted-average life of assets the off-balance sheet entity holds;
- Forms of funding (commercial paper, medium-term notes, etc) and weighted-average life of the funding they hold;
- Any material difficulties they have experienced in issuing commercial paper or other financing during the periods presented and if so, how such difficulties were resolved;
- Maximum limit of the losses to be borne by any first loss note holders;
- Discuss in detail your obligations under the agreements. For example, address the following, to the extent applicable:

  o Whether there are triggers associated with your obligations to fund,
  o Whether there are any terms that would limit your obligation to perform,
  o Any obligations under the facilities and their material terms,
  o Whether there are any other liquidity providers, and if so, how your obligation ranks with the other liquidity providers;
  o Whether any agreement required you to purchase securities issued by the variable interest entities. If not, consider discussing your reasons for the purchase;
  o Whether you provided or assisted the variable interest entities in obtaining any other type of support, or whether it is your current intention to do so; and
  o Potential impact on debt covenants, capital ratios, credit ratings, or dividends, should you be required to consolidate the variable interest entities or incur significant losses associated with them.

5. Also, revise your MD&A disclosures to address:

- the scenarios where you would have to consolidate the variable interest entities and your expectation of the likelihood of such consolidation;
- the frequency of which you reconsider, and the typical triggers which require you to reconsider, whether you are the primary beneficiary of the variable interest entities; and
- any known trends or uncertainties that you may reasonably expect to have a material favorable or unfavorable impact on your income from operations, liquidity and capital resources. In this regard, please consider, to the extent

material in light of your particular facts and circumstances, disclosing the amount of any material loss you expect to realize as a result of your involvement with the variable interest entities.

Note 25 Income Taxes

6. The reconciliation from the expected tax rate to the effective tax rate should be provided for all three years for which an income statement is presented.

7. Your use of a weighted average expected tax provision does not provide either the pre-tax income/loss or tax rates used. If retained, please provide disclosure to be included in the note showing the components of the weighted average expected tax provision for each year. Tell us what consideration you gave to using only the US statutory tax rate since you disclose the US tax amounts separate from non-US tax amounts above the rate reconciliation.

Item 15. Exhibits, Financial Statement Schedules

8. We note that you have filed your Master Commutation, Release and Restructuring Agreement with Syncora and certain counterparties as Exhibit 10.1 to your Form 8-K filed on July 28, 2008 and that you have incorporated this agreement into your Form 10-K as Exhibit 10.93. However, it appears that the exhibits, schedules and disclosure schedules to the agreement were not filed as part of the exhibit. Please file this agreement in its entirety.

DEF 14A

Compensation Discussion and Analysis

Annual Incentives, page 21

9. We note your disclosure that financial metrics were rendered "unattainable or less relevant for measuring performance" as a result of certain events that you list and that as a result, the Company considered management's success in handling challenges and related events in determining the bonus amounts provided to NEOs. We also note that you cite various accomplishments of your NEOs in describing the bonus amounts paid. Please revise your disclosure to indicate how the accomplishments of each NEO were assessed to determine the bonus amounts awarded and identify the target bonuses for each of your NEOs. In particular, where your assessment has resulted in a specific percentage of target bonus paid, please clarify how this determination was made. Please note that specific financial metrics must be identified and described if they were assessed in determining bonus awards.

2009 Long-Term Cash Incentive Plan, page 25

10. We note that payments made under the LTP will be subject to increase or decrease based on attainment of "combined ratio performance criteria." Please revise your disclosure to identify the "combined ratio performance criteria" and describe how achievement of the criteria was assessed to determine the amounts paid under the LTP for your NEOs.

Employment Contracts with NEOs, page 36

11. We note you have entered into an employment agreement with your Executive Vice President and Chief Executive of Insurance Operations, David B. Duclos. Please file this agreement as an exhibit to your filing.

Related Person Transactions, page 49

12. We note that you have entered into a consulting arrangement with your Former CEO and Chairman, Mr. O'Hara, in which he will receive a fee of $800,000 per year for advisory services. Please revise your disclosure to provide a description of this arrangement pursuant to Item 404(a) of Regulation S-K. In addition, please file the underlying agreement as an exhibit to your filing or provide us with an analysis as to why you do not believe it needs to be filed.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Bryan Pitko, Staff Attorney, at (202) 551-3203 or Jeffrey P. Riedler, Assistant Director at (202) 551-3715 regarding other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant